Robert B. Little rlittle@velaw.com

Tel 214.220.7931 Fax 214.999.7931

October 23, 2009

VIA FAX, EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Mara Ransom Mellissa Duru H. Christopher Owings

Re:	Energy Future Holdings Corp.
Energy Future Intermediate Holding Company LLC
EFIH Finance Inc.
Energy Future Competitive Holdings Company
Amendment No. 1 to Registration Statement on Form S-4
(File No. 333-162327)

Ladies and Gentlemen:

We have filed on behalf of Energy Future Holdings Corp. (“EFH Corp.”), Energy Future Intermediate Holding Company LLC (“EFIH”), EFIH Finance Inc. (“EFIH Finance”) and Energy Future Competitive Holdings Company (collectively, the “Registrants”), via direct transmission to the U.S. Securities and Exchange Commission’s (the “Commission”) EDGAR system, Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement (the “Registration Statement”). The Amendment was filed in order to respond to the comments from the Commission’s staff (the “Staff”) received by facsimile on October 16, 2009 and to make certain other changes to the Registration Statement.

This letter is being faxed to the Staff concurrently with the EDGAR filing to facilitate the Staff’s review. We have also sent by overnight courier to the Staff a copy of this letter and bound copies of the Amendment marked to reflect the revisions made to the Registration Statement that are described below.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	Trammell Crow Center, 2001 Ross Avenue, Suite 3700 Dallas, TX 75201-2975 Tel 214.220.7700 Fax 214.220.7716 www.velaw.com

October 23, 2009 Page 2

In order to expedite the Staff’s review of the Registrants’ responses, we have numbered and reproduced below the full text of the Staff’s comments in bold text, each of which is followed by the Registrants’ response. Unless otherwise defined herein, capitalized terms are used herein as defined in the Amendment. Page references contained in the Registrants’ responses refer to the Amendment.

General

1.	Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. Please see the Compliance & Disclosure Interpretations-Regulation M-A and Related Rules (Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3) on our website www.sec.gov for more information. Please confirm to us that the Energy Future Holdings Corp., Energy Future Intermediate Holding Company LLC, and EFIH Finance Inc. will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

Response:

The Registrants confirm that they will satisfy their obligation to file a final prospectus, after effectiveness, in accordance with the interpretation referenced in Comment No. 1.

2.	The offer appears to treat each of the five series of Legacy Notes as a single class and each of the two series of Priority 2 Notes as a single class. Please revise to clarify the minimum and maximum amount of securities that potentially may be purchased from each series within the Legacy Notes and Priority 2 Notes. Additionally, supplementally confirm how the prorationing mechanism will be applied (i.e., on a per series basis or per class basis).

Response:

The Registrants confirm that, for the purposes of the exchange offers, the Registrants are treating each of the three series of Legacy Notes and the two series of 2017 Notes, namely the five series of Priority 1 Notes, as a single class and each of the two series of Priority 2 Notes as a single class. The Registrants have revised the disclosure to clarify the minimum and maximum amount of securities that potentially may be

October 23, 2009 Page 3

purchased from each series within each class as requested. Please see pages iii, 2 and 110. The Registrants also confirm that the prorationing mechanism described on pages 3, 18 and 113 will be applied on a per class basis.

3.	Please revise the footnotes to the table to further clarify (i) the Maximum Exchange Amount and Priority Level 2 caps, expressed in dollars and (ii) that no Priority 2 Notes will be accepted for exchange or purchased if doing so would cause the Maximum Exchange Amount to be exceeded.

Response:

The Registrants have revised the disclosure as requested. Please see page ii.

Questions and Answers About the Exchange Offers and Consent Solicitations, page 1

“Will some issues of Old Notes be given a higher acceptance priority in the exchange offers than other issues of Old Notes...” page 3

4.	You disclose that you will determine the final prorationing factor “as soon as practicable” after the expiration date. Consistent with the requirements of Exchange Act Rule 14e-l(c), please revise or explain to us how the timing of your determination will be consistent with the requirement to pay the consideration or return the securities “promptly” after the termination of the offer.

Response:

The Registrants have revised the disclosure as requested. Please see pages 4, 18 and 113.

“Under what circumstances can the exchange offers and consent solicitations be extended, amended or terminated....” page 7

5.

You disclose that “subject to applicable law, the offerors may terminate or withdraw in their sole discretion, any of the exchange offers or the consent solicitations at any time and for any reason, including if any condition to the exchange offers and consent solicitations is not satisfied or waived by the expiration date...” Your disclosure should be revised to confirm that applicable law would preclude any termination unless such termination was pursuant to a stated condition of the offer. Please advise us of the circumstances under which the exchange offer may be terminated when all of the offer conditions have been

October 23, 2009 Page 4

satisfied. Alternatively, revise to remove the implication that the exchange offers may be cancelled in the exclusive discretion of the offerors at any time and for any reason. Refer to Section 14(e) of the Securities Exchange Act of 1934.

Response:

The Registrants have revised the disclosure as requested. Please see pages v, 7, 23, 24, 50 and 128.

6.	We refer you to Exchange Act Rule 14e-l(b). Please clarify in the response appearing under this heading, in footnote 1 to the table appearing on page ii, and throughout your disclosure as appropriate, that at least ten business days will remain in the offer following the announcement of a material change to offer, such as a change to the Maximum Exchange Amount, Priority Level 2 cap amount and/or priority acceptance levels.

Response:

The Registrants have revised the disclosure to clarify that the exchange offers will not expire earlier than ten business days after an announcement is made with respect to any change affecting the amount of securities that are sought in the exchange offers such as a change to the Maximum Exchange Amount, the Priority Level 2 Cap and/or Acceptance Priority Levels, as requested. Please see pages ii, iii, 2, 4, 17, 18, 50, 110 and 113.

Conditions of the Exchange Offers and Consent Solicitations, page 128

7.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification. With this in mind, please clarify the statement in the penultimate bullet point of conditions on page 129. Please clarify the “legal impediments”, whether actual or threatened, that could trigger this condition.

Response:

The Registrants have deleted the condition referenced in Comment No. 7. Please see page 129.

October 23, 2009 Page 5

8.	Your disclosure in the penultimate paragraph seems to imply that you may assert or waive a condition through action or inaction. Please note that when a condition is triggered and you proceed with the offer anyway, we believe that this is tantamount to a waiver of the triggered condition(s). Depending on the materiality of a waived condition and the number of days remaining in the offer, the offerors may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding that you may not simply fail to assert, through inaction, a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response:

The Registrants confirm their understanding that they may not simply fail to assert, through inaction, a triggered offer condition and thus effectively waive it without affirmatively doing so and that, depending on the materiality of a waived condition and the number of days remaining in the relevant exchange offer or offers, the relevant Registrants may be required to extend the relevant exchange offer or offers and re-circulate new disclosure to security holders.

Exhibits and Financial Statement Schedules, page II-8

9.	Please file all of your exhibits, including your legal and tax opinions, as soon as possible to allow the staff ample time to review them before seeking effectiveness.

Response:

The Registrants acknowledge the Staff’s comment and will file all of the exhibits to the Registration Statement as soon as possible to allow the Staff ample time to review them before the Registrants seek effectiveness of the Registration Statement. The exhibit 5.1 opinions of Simpson Thacher & Bartlett LLP and Vinson & Elkins L.L.P. will not be filed until the forms of indentures for the New Senior Secured Notes, which are still being completed, are filed. To assist in your review, we will supplementally provide forms of these legal opinions for your review prior to filing.

October 23, 2009 Page 6

Please direct any questions or comments regarding the foregoing to Andy Wright, Vice President and Associate General Counsel of EFH Corporate Services Company, at (214) 812-6038 or me at (214) 220-7931.

Sincerely,

/s/ Robert B. Little

Robert B. Little

cc:	Andrew M. Wright
Keith R. Fullenweider
John D. Lobrano
Edward P. Tolley III
Andrew R. Schleider
Lona Nallengara